07023658

Apollo Hospitals
CHENNAI
touching lives

Date : April 12, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

SUPPL

Dear Sir,

Sub : Information under Rule 12g3-2(b) – Distribution of Shareholding for the quarter ended 31st March 2007

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

With reference to above, please find enclosed the following:-

(i) Distribution of Shareholding for the quarter ended 31st March 2007.

(ii) List of persons/entities holding more than 1% of the share capital.

(iii) Compliance Report on Corporate Governance for the quarter ended 31st March 2007.

Please note that the details (i) & (ii) are being posted in our website.

Kindly acknowledge receipt.

Thanking you,

PROCESSED
MAY 24 2007
THOMSON
FINANCIAL

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER – SECRETARIAL.

IS/ISO 9001 : 2000

(I) (a) Statement Showing Shareholding Pattern

Name of the Company : Apollo Hospitals Enterprise Limited

Scrip Code : 508869 Quarter Ended : 31-Mar-2007

Category code	Category of Shareholder	Number of Shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares	
					As a percentage of(A+B)[1]	As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group[2]**					
1	**Indian**					
(a)	Individuals/ Hindu Undivided Family	32	8,648,398	6,942,125	18.82	16.75
(b)	Central Government/ State Government(s)				0.00	0.00
(c)	Bodies Corporate	5	7,428,183	7,412,283	16.17	14.38
(d)	Financial Institutions/ Banks				0.00	0.00
(e)	Any Others(Specify)				0.00	0.00
(e-i)					0.00	0.00
(e-ii)					0.00	0.00
	Sub Total(A)(1)	**37**	**16,076,581**	**14,354,408**	**34.99**	**31.13**
2	**Foreign**					
a	Individuals (Non-Residents Individuals/ Foreign Individuals)				0.00	0.00
b	Bodies Corporate				0.00	0.00
c	Institutions				0.00	0.00
d	Any Others(Specify)				0.00	0.00
d-i					0.00	0.00
d-ii					0.00	0.00
	Sub Total(A)(2)	**0**	**0**	**0**	**0.00**	**0.00**
	Total Shareholding of Promoter and Promoter Group (A)= (A)(1)+(A)(2)	**37**	**16,076,581**	**14,354,408**	**34.93**	**31.13**

For APOLLO HOSPITALS ENTERPRISE LTD.,

S.K. Venkataraman

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

Category code	Category of Shareholder	Number of Shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares	
					As a percentage of(A+B)[1]	As a percentage of (A+B+C)
(B)	**Public shareholding**					
1	Institutions					
(a)	Mutual Funds/ UTI	6	151,071	150,071	0.33	0.29
(b)	Financial Institutions / Banks	14	399,609	397,661	0.87	0.77
(c)	Central Government/ State Government(s)	1	161,854	161,854	0.35	0.31
(d)	Venture Capital Funds				0.00	0.00
(e)	Insurance Companies	3	322,630	322,630	0.70	0.62
(f)	Foreign Institutional Investors	54	22,721,788	22,706,356	49.46	44.00
(g)	Foreign Venture Capital Investors				0.00	0.00
(h)	Any Other (specify)				0.00	0.00
(h-i)					0.00	0.00
(h-ii)					0.00	0.00
	Sub-Total (B)(1)	**78**	**23,756,952**	**23,738,572**	**51.71**	**46.01**
B 2	**Non-institutions**					
(a)	Bodies Corporate	531	379,072	299,240	0.83	0.73
(b)	Individuals					
I	Individuals -i. Individual shareholders holding nominal share capital up to Rs 1 lakh	27,747	5,506,917	2,660,822	11.99	10.66
II	ii. Individual shareholders holding nominal share capital in excess of Rs. 1 lakh.	14	299,951	148,626	0.65	0.58
(c)	Any Other (specify)					
(c-i)					0.00	0.00
(c-ii)					0.00	0.00
	Sub-Total (B)(2)	**28,292**	**6,185,940**	**3,108,688**	**13.46**	**11.98**
(B)	**Total Public Shareholding (B)= (B)(1)+(B)(2)**	**28,370**	**29,942,892**	**26,847,260**	**65.17**	**57.99**
	TOTAL (A)+(B)	**28,407**	**46,019,473**	**41,201,668**	**100.1081754**	**89.11838847**

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. Venkataraman

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

Category code	Category of Shareholder	Number of Shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares	
					As a percentage of(A+B)[1]	As a percentage of (A+B+C)
(C)	Global Depository Receipts (GDRs)	1	5,619,110	5,619,110		10.88
	GRAND TOTAL (A)+(B)+(C)	28,408	51,638,583	46,820,778		100

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

S.K. Venkataraman

Chief Financial Officer & Company Secretary

31-Mar-2007

(I)(b) Statement showing Shareholding of persons belonging to the category "Promoter and Promoter Group"

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	Dr. Prathap C Reddy	1,405,493	2.72
2	Ms. Sucharitha P Reddy	1,670,837	3.24
3	Ms. Preetha Reddy	732,270	1.42
4	Ms. Suneeta Reddy	401,795	0.78
5	Ms. Shobana Khamineni	1,094,976	2.12
6	Ms. Sangita Reddy	1,286,254	2.49
7	Mr. Karthik Anand	110,300	0.21
8	Mr. Harshad Reddy	105,100	0.20
9	Ms. Sindhoori Reddy	258,200	0.50
10	Mr. Adithya Reddy	105,100	0.20
11	Ms. Upsana Kamineni	133,638	0.26
12	Mr. Puvansh Kamineni	106,100	0.21
13	Ms. Anushpala Kamineni	129,587	0.25
14	Mr. Anandith Reddy	115,100	0.22
15	Mr. Viswajith Reddy	111,150	0.22
16	Mr. Viraj Madhavan Reddy	84,112	0.16
17	Mr. P Obul Reddy	9,000	0.02
18	Mr. P Vijayakumar Reddy	666	0.00
19	Mr. Vishweswar Reddy	788,710	1.53
20	Mr. Anil Khamineni	10	0.00
21	PCR Investments Ltd	7,406,983	14.34
22	Obul Reddy Investments Ltd	5,600	0.01
23	Apollo Health Association	15,600	0.03
	TOTAL	16,076,581	31.13

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

S.K. Venkataraman
Chief Financial Officer & Company Secretary

31-Mar-2007

(I)(c) Statement showing Shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	The Bank of New York	5,619,110	10.88
2	Bisikan Bayu Investments (Mauritius) Limited	5,500,000	10.65
3	FID Funds (Mauritius) Limited	3,676,379	7.12
4	Smallcap World Fund Inc	2,221,900	4.30
5	Oppenheimer Funds. Inc Oppenheimer International Small Company Fund	1,500,000	2.90
6	Emerging Markets Growth Fund Inc	1,377,666	2.67
7	Smallcap World Fund Inc	1,053,100	2.04
8	American Funds Insurance Series A/c American Funds Insurance Series - Global Small Capitalisation Fund	1,000,000	1.94
9	Robeco Institutional Asset Mgmt. N.V. A/c Stichting Custody Robeco Institutional Re-Calypso	810,967	1.57
10	Quantum (M) Limited	760,386	1.47
11	Fidelity Select Portfolios Medical Delivery Portfolio	742,520	1.44
12	Capital International Emerging Markets Fund	706,200	1.37
	TOTAL	24,968,228	48.35

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

S.K. Venkataraman
Chief Financial Officer & Company Secretary

31-Mar-2007

(I)(d) Statement showing details of locked-in shares

Sr. No.	Name of the shareholder	Number of locked-in shares	Locked-in shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	Dr. Prathap C Reddy	5,000	0.01
2	Mrs. Sucharitha P Reddy	5,000	0.01
3	Mrs. Preetha Reddy	5,000	0.01
4	Mrs. Suneeta Reddy	5,000	0.01
5	Mrs. Shobana Khamineni	5,000	0.01
6	Mrs. Sangita Reddy	5,000	0.01
7	M/s. PCR Investments Limited	1,009,965	1.96
	TOTAL	1,039,965	2.01

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

S.K. Venkataraman
Chief Financial Officer & Company Secretary

31-Mar-2007

(II)(a) Statement showing details of Depository Receipts (DRs)

Sr. No.	Outstanding GDRs	Number of outstanding GDRs	Number of shares underlying outstanding GDRs	Shares underlying outstanding GDRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	Global Depository Receipts (GDRs)	5,619,110	5,619,110	10.88
	TOTAL	5,619,110	5,619,110	10.88

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

S.K. Venkataraman
Chief Financial Officer & Company Secretary

31-Mar-2007

(II)(b) Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares

Sr. No.	Name of the GDR Holder	Outstanding GDRs	Number of shares underlying outstanding GDRs	Shares underlying outstanding GDRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	The Bank of New York	5,619,110	5,619,110	10.88
	TOTAL		5,619,110	10.88

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

S.K. Venkataraman
Chief Financial Officer & Company Secretary

ANNEXURE I B

Quarterly Compliance Report on Corporate Governance

Name of the Company : **Apollo Hospitals Enterprise Limited**

Quarter ending on : **31st March 2007**

Particulars	Clause of Listing agreement	Compliance Status Yes / No	Remarks
I Board of Directos	**49 I**		
(A) Composition of Board	49 (IA)	Yes	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	Yes	
(C) Other provisions as to Board and Committees	49 (IC)	Yes	
(D) Code of Conduct	49 (ID)	Yes	
II Audit Committee	**49 II**		
(A) Qualified & Independent Audit Committee	49 (IIA)	Yes	
(B) Meeting of Audit Committee	49 (IIB)	Yes	
(C) Powers of Audit Committee	49 (IIC)	Yes	
(D) Role of Audit Committee	49 (IID)	Yes	
(E) Review of Information by Audit Committee	49 (IIE)	Yes	
III Subsidiary Companies	**49 III**	Yes	
IV Disclosures	**49 IV**		
(A) Basis of related party transactions	49 (IV A)	Yes	
(B) Board Disclosures	49 (IV B)		
(a) Disclosure of Accounting Treatment	49 (IV B)	NA	
(b) Risk Management	49 (IV B)	Yes	
(C) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV C)	Yes	
(D) Remuneration of Directors	49 (IV D)	Yes	shall be complied in Annual Report 2006-2007
(E) Management	49 (IV E)	Yes	shall be complied in Annual Report 2006-2007
(F) Shareholders	49 (IV F)	Yes	
V CEO / CFO Certification	**49 V**	Yes	shall be obtained at the end of the FY 2006-2007
VI Report on Corporate Governance	**49 VI**	Yes	shall be included in Annual Report
VII Compliance	**49 VII**	Yes	

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

S.K. Venkataraman
Compliance Officer

Apollo Hospitals
CHENNAI
touching lives

AHEL / SEC / 2007

16th April 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, D. C.
20549-0302

RECEIVED
2007 MAY 18 A 10: 03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sir,

Ref : Apollo Hospitals Enterprise Limited - File No.82-34893

With reference to above, Pursuant to clause 47(c) of the listing agreement, please find enclosed compliance certificate from Practising Company Secretary which is self explanatory.

Kindly acknowledge receipt,

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER – SECRETARIAL

Lakshmmi Subramanian & Associates

LAKSHMMI SUBRAMANIAN, B.Com., F.C.S.
P. SRIRAM, M.A., F.C.S.
Practising Company Secretaries

April 11, 2007

To

All the Listed stock Exchanges

Dear Sir,

Sub: Compliance Certificate - Reg.

****

We have examined the relevant books and records of **M/S. APOLLO HOSPITALS ENTERPRISE LIMITED** produced before us for the purpose of issuing the Certificate under the Listing Agreement with the Stock Exchanges and based on our such examination as well as information and explanations furnished to us, which to the best of our knowledge and belief were necessary for the purposes of our certification, we hereby certify that in our opinion and according to the best of our information and belief the company has, in relation to the half year ended 31st March 2007 processed and delivered all share certificates within the period stipulated under the Listing agreement from the date of lodgment for transfer, transmission.

LAKSHMNI SUBRAMANIAN. B.Com., F.C.S
CP No. 1087

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